Heineken NV


05007376

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL
RECEIVE
APR 1 5 2005
WASH. D.C.
185
SECTION

date
6 April 6, 2005

subject
Exemptionfile 82-4953

SUPPL

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

dlw 4/25

press release

Amsterdam, 6 April 2005

Heineken's Brau Union AG to divest real estate portfolio in Austria

Heineken N.V. announced today that Brau Union AG in Austria, member of the Heineken group, has signed an agreement for the divestment of its Real Estate Division. This division comprises all non-business related real estate units. The consideration of the transaction after capital gain taxes amounts to EUR 238 million.

The Brau Union real estate activities will be sold to an investor group led by DDWS Corporate Advisors and is consistent with Heineken's strategy to concentrate on core activities, the beer business, and to release cash that is locked up in non-core assets. The sale of Brau Union's real estate operation will have no material effect on the results of Heineken N.V. for 2005. The employees of Brau Union Real Estate Business will be transferred to the new employer.

Karl Büche, member of the Executive Board of Heineken N.V. commented: "This transaction supports Heineken's strategy to focus on its core beer competencies. We are happy that the real estate operation will be transferred to another professional real estate portfolio manager."

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
e-mail: press@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
e-mail: investors@heineken.com